FORM 6-K.

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                          For the month of March 2004,


                               ABBEY NATIONAL PLC
                 (Translation of registrant's name into English)

                  Abbey House, 2 Triton Square, Regent's Place
                             London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X.... Form 40-F........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes....... No...X....
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Abbey National plc

Abbey National plc Annual Report and Accounts 2003
Abbey National plc Annual Review 2003
Abbey National plc Notice of Annual General Meeting 2004
Abbey National plc 2004 Annual General Meeting Form of Proxy

A copy of the above documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ABBEY NATIONAL PLC

Date: 09 March 2004
                                       By /s/ Helen McKenzie
                                       Helen McKenzie Abbey National Secretariat